Exhibit 21.2

SUBSIDIARIES OF SUNERGY RENEWABLES, LLC

Name of Subsidiary	Jurisdiction of Incorporation

Sunergy Roofing & Construction, Inc.	Florida

Sunergy Solar LLC	Florida

Sun First Energy, LLC	Utah